UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February 2023

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

England and Wales
(Jurisdiction of Incorporation)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release entitled Director/PDMR Shareholding dated February 13, 2023

99.1

13 February 2023

HALEON PLC
("Haleon" or "the Company")

 Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

Notification and Public Disclosure in accordance with the requirements of The UK Market Abuse Regulation of Transactions by Persons Discharging Managerial Responsibilities ("PDMR") and Persons Closely Associated with them.

On 10 February 2023, the Company received notification of the following transactions as detailed below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Bart Derde
2	Reason for the notification
a)	Position/status	Chief Supply Chain Officer - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Acquisition of Partnership Shares and award of Matching Shares under the Company's Share Reward Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.311197	38 (partnership shares)
		£Nil	38 (matching shares)

d)	Aggregated information

	- Aggregated volume	76

- Price

e)	Date of the transaction	9 February 2023
f)	Place of the transaction	London Stock Exchange

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Jooyong Lee
2	Reason for the notification
a)	Position/status	Head of Strategy and Office of the CEO - PDMR
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Haleon plc
b)	LEI	549300PSB3WWEODCUP19
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary Shares of £0.01 each

	Identification code	GB00BMX86B70

b)	Nature of the transaction	Acquisition of Partnership Shares and award of Matching Shares under the Company's Share Reward Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		£3.311197	38 (partnership shares)
		£Nil	38 (matching shares)

d)	Aggregated information

	- Aggregated volume	76

- Price

e)	Date of the transaction	9 February 2023
f)	Place of the transaction	London Stock Exchange

Amanda Mellor
Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Dated: February 13, 2023	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary